UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS” (Registrant)

Date: January 18, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7(095) 725 0700	Fax +7(095) 721 0017

VIMPELCOM TO EXPAND INTO UZBEKISTAN

Moscow and New York (January 18, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has acquired 100% of BAKRIE UZBEKISTAN TELECOM LLC (“Buztel”), the fourth largest GSM operator in Uzbekistan and has signed an agreement with Germanos S.A. (Industrial and Commercial Company of Electronic-Telecommunication Material and Supply of Telecommunication Material and Supply of Telecommunication Services S.A.), Mr. Panos Germanos and the European Bank for Reconstruction and Development to purchase UNITEL LLC (“Unitel”), the second largest cellular operator in Uzbekistan. The purchase price for Buztel is US$60 million plus the assumption of approximately US$2.4 million in debt and the purchase price for Unitel is US$200 million plus assumption of debt. Unitel is expected to have approximately US$13.4 million in debt at closing.

Both Unitel and Buztel hold national GSM-900 and 1800 licenses. As soon as practicable following the completion of the acquisitions, VimpelCom plans to merge Buztel into Unitel, thus creating a single, combined company in Uzbekistan. Unitel currently serves approximately 364,000 subscribers, representing, according to the company’s estimates, a 31% market share in Uzbekistan. The acquisition of Buztel will provide VimpelCom with access to the widest GSM frequency spectrum available to any GSM operator in Uzbekistan, which, in addition to the frequency resource of Unitel, should provide for significant savings on capital expenditures for the combined company. Also, the planned merger of the two companies should result in a market consolidation in Uzbekistan and an improved competitive position for the combined company. Buztel was previously owned by an affiliate of Alfa Telecom Limited, also known as Altimo, a leading Moscow-based telecom investment company and member of Alfa Group Consortium, which currently indirectly holds 32.9% of the voting shares of VimpelCom. VimpelCom’s Board of Directors approved both transactions with only disinterested directors voting on certain items as required.

The closing of the purchase of Unitel by VimpelCom is subject to the fulfillment of certain conditions, including necessary governmental approvals, and is expected to occur by mid-February of 2006.

Recognizing the benefits of local expertise when entering a new country, VimpelCom intends to find an Uzbek partner as a minority shareholder in the planned combined company.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are very pleased to announce these acquisitions in Uzbekistan, a large market that we believe has the potential for substantial growth. VimpelCom’s entry into Uzbekistan will bring our licensed population coverage to a total of over 230 million people. This is the fourth market outside of Russia that VimpelCom has entered as the Company continues to execute its CIS growth strategy.”

Uzbekistan is located in Central Asia and borders Kazakhstan, Turkmenistan, Kyrgyzstan, Tajikistan and Afghanistan. With a population of approximately 26 million, Uzbekistan has the third largest population in the CIS behind Russia and Ukraine and had a mobile penetration rate of only 4.5% at the end of 2005. Uzbekistan has significant gold deposits as well as oil and gas and other important minerals. Its GDP had an annual rate of growth of 7.7% in 2004.

LeBoeuf Lamb Greene & MacRae acted as legal advisor to VimpelCom in these transactions.

- more -

VimpelCom To Expand Into Uzbekistan

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to the acquisition of Unitel, the merger of Buztel and Unitel, Unitel’s expected debt level at closing, the potential sale of a minority interest in the combined company, and the intended benefits to VimpelCom and its shareholders from these transactions. The forward looking statements in the press release are based on management’s best assessment, based upon due diligence conducted to date, of Buztel’s, Unitel’s and VimpelCom’s financial and strategic position and of future market conditions and trends. These statements involve risks and uncertainties. These transactions are subject to government approvals and the fulfillment of certain conditions, and there can be no assurance that such approvals will be obtained and/or such conditions will be met. The actual outcome of these transactions may differ materially from the forward-looking statements in this press release as a result of developments from competition, governmental regulations of the wireless telecommunications industry, application and interpretation of relevant law by the authorities, general political and economic uncertainty in the Commonwealth of Independent States, and Buztel’s and/or Unitel’s ability to grow their subscriber base in Uzbekistan. Additionally, VimpelCom cannot assure investors that the anticipated cost benefits from the merger of Buztel and Unitel will be realized or that VimpelCom will be successful in integrating Buztel and Unitel into the VimpelCom Group. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com